November 1, 2012

Mr. John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 100 and Amendment No. 100 (“PEA 100”)

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 100 (“PEA 100”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 100 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 100 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective immediately upon filing. PEA 100 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 99 (“PEA 99”) and Amendment No. 99 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on August 15, 2012, for the purposes of registering the Forward Core Strategy Long/Short Fund1 (the “Fund”), a new series of the Registrant.

PEA 100 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Monday, October 1, 2012, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) the prospectus for Investor Class and Institutional Class shares of the Fund; (ii) the prospectus for Class C and M shares of the Fund; and (iii) the statement of additional information for all share classes of the Fund. PEA 100 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of October 1, 2012 to PEA 99, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: Since the Fund invests in exchange-traded funds, confirm whether “Acquired Fund Fees and Expenses” will be included in the Annual Fund Operating Expenses table or will it be less than 0.01 percent and not included.

Response:     The Registrant confirms that the “Acquired Fund Fees and Expenses” expected to be incurred by the Fund as a result of its investments in exchange-traded funds will be included in the Annual Fund Operating Expenses table under the subcaption Acquired Fund Fees and Expenses.

[1]	The Fund’s name has been changed to the Forward Core Strategy Long/Short Fund. Previously, the Fund was named the Forward Small Core Strategy Long/Short Fund.

2)	Comment: Since the Fund engages in short sales, confirm whether “Other Expenses” line item will include dividends paid on short sales in the Annual Fund Operating Expense table.

Response:     The Fund is expected to seek short exposures through investments in exchange-traded funds that seek to achieve performance that is the inverse of an index. Accordingly, estimated expenses associated with such investments are reflected in the Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses”.

3)	Comment: Since the Fund’s name contains the word “Small,” in accordance with Rule 35d-1 of the 1940 Act, the “Principal Investment Strategies” section should include a policy in which the Fund will invest at least 80% of its net assets in small capitalization stocks. Provide an explanation if the Registrant believes the Fund is not subject to Rule 35d-1 (the “80% Test”). Inclusion of “Strategy” in the Fund’s name does not exclude it from the 80% Test.

Response:     As noted above, the Fund has been renamed Forward Core Strategy Long/Short Fund. Accordingly, the Fund is not required to adopt an 80% Test pursuant to Rule 35d-1.

4)	Comment: The “Principal Investment Strategies” section, first paragraph, third sentence, states that “[u]nder certain market conditions, the Fund may hold a substantial portion of its assets in cash, cash equivalents, and/or fixed income securities…” and in the second paragraph, second sentence, the Fund states that it is “expected to have significant investments in Fixed Income Securities when attractive long or short investment opportunities are not available.” Other than lack of long or short investment opportunities, clarify if there are other market conditions in which assets would be in cash or cash equivalents.

Response:     As disclosed in the “Additional Investment Strategies—Risks—Defensive Positions; Cash Reserves” section of the prospectus, the Fund may also invest in cash or cash equivalents to respond to adverse market conditions, to meet anticipated redemption requests, or to provide payment of the Fund’s expenses.

5)	Comment: The “Principal Investment Strategies” section, second paragraph, first sentence, states that the Fund seeks to identify investments “through quantitative analysis of factors including market breadth, market price movements, market trends and market volatility.” Provide further explanation of the strategy of how investments are selected rather than just identifying factors.

Response:     The requested revision has been incorporated.

6)

Comment:     The Fund’s name suggests the Fund invests in long and short securities. However, the “Principal Investment Strategies” section, second paragraph, last sentence, states that the “Advisor adjusts the mix of the Fund’s long, short and Fixed Income Securities investments based on its analysis of market conditions and at times the Fund’s investment positions may be primarily long, short or in Fixed Income Securities.” The disclosure suggests that the Fund could be all long or all short. Provide an explanation how the Fund name is consistent with its investment strategy, include an explanation as to how the investment in Fixed Income Securities does not conflict with the Fund’s name.

Response:     The Registrant believes that the Fund’s name does not suggest that the Fund will always have both long and short positions. Instead, the name indicates that the Fund has the ability to use long and/or short positions. Depending on market conditions, the Fund’s investment exposure may be long-only, short-only or a combination of long and short.

The Fund intends to invest in Fixed Income Securities when long and/or short positions are not attractive. The Registrant does not believe that the Fund’s investment in Fixed Income Securities is inconsistent with the Fund’s name, because, as noted above, the term “Long/Short” in the Fund’s name indicates that the Fund may utilize both long and short positions, not that the Fund will always hold both long and short positions.

7)	Comment: Clarify what is meant by “100% net long and 100% net short” in the last paragraph, second sentence under the “Principal Investment Strategies” section. Provide investors with an example of how the Fund could be “100% net long and 100% net short.”

Response:     The “Principal Investment Strategies” section currently states that the Fund will generally maintain “net investment exposure between 100% net long and 100% net short” (emphasis added). This means that the Fund’s typical investment exposure will fall within a range of 100% net long to 100% net short, and not that the Fund will be 100% net long and 100% net short at the same time. Accordingly, no changes have been made in response to this comment.

8)	Comment: Provide investors with an example of how the Fund attains an investment exposure of “200% net long.”

Response:     To obtain investment exposure exceeding 100% net long, the Fund typically will utilize futures and ETFs that seek to achieve the performance of several times the performance of a market index. The registrant has added disclosure regarding the Fund’s use of these instruments.

9)	Comment: Explain how derivatives are treated for purposes of the (i) 80% Test, if applicable; (ii) calculation of the management fee and (iii) asset coverage requirements under Section 18 of the 1940 Act and the Investment Company Act Release No. 10666. Confirm whether the Registrant is using market value or notional value of derivatives. Include disclosure on how the Fund intends to comply with the asset coverage requirements.

Responses:

(i)	As noted above in Comment 3, the Fund is not subject to an 80% Test.

(ii)	The market value of derivatives used for purposes of calculating the Fund’s net asset value is also the value used for purposes of calculating the Fund’s management fee.

(iii)	In order to comply with asset coverage requirements under Section 18 of the 1940 Act and Investment Company Act Release No. 10666, the Fund is subject to procedures established by the Board of Trustees that require the Fund to segregate or earmark liquid assets to cover the Fund’s obligations resulting from derivative investments. In accordance with available SEC guidance, depending on the type and terms of a particular derivative instrument, the Fund may be required to segregate or earmark an amount equal to the notional value of the derivative or the market value of the Fund’s obligation resulting from the derivative. Additionally, the Fund currently discloses that it “will segregate or ‘earmark’ assets determined by Forward Management to be liquid in accordance with procedures established by the Board of Trustees to cover its derivative obligations.”

10)	Comment: Under “Derivatives” in the “Security Types of the Fund” section, it states that the “Fund will segregate or ‘earmark’ assets determined by Forward Management to be liquid in accordance with procedures established by the Board of Trustees to cover its derivative obligations.” Explain the Fund’s procedures with regards to derivatives.

Response:     As noted above, the Fund is subject to procedures established by the Board of Trustees that require the Fund to segregate or earmark liquid assets to cover the Fund’s obligations resulting from derivative investments. The Fund’s procedures reflect published SEC guidance regarding derivatives and asset segregation, where such guidance is available. For example, with respect to futures contracts that are not legally required to “cash settle,” the Fund may cover the open position by earmarking on its records cash or liquid assets in an amount equal to the full notional value of the futures contract less any margin on deposit with the broker.

11)	Comment: Confirm the disclosure of “Holding Company Depositary Receipts (“HOLDRs”)” in the “Security Types of the Fund” section is correct, as it is the Staff’s understanding that HOLDRs no longer exist.

Response:     The Fund will not invest in HOLDRs. Accordingly, the Registrant confirms that the disclosure regarding these instruments has been deleted from the prospectuses.

12)	Comment: Confirm the Registrant will file an Information Statement (DEF 14C) with the SEC if shareholders of the Fund are notified of a new sub-advisor, as discussed under the section “Hiring Sub-Advisors Without Shareholder Approval.”

Response:     The Registrant will file an Information Statement (DEF 14C) with the SEC if a new sub-advisor is hired.

General:

13)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response:     The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin E. Douglas

Erin E. Douglas, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds

Christine Stansbery, Vice President, Forward Management, LLC

Douglas P. Dick, Partner, Dechert LLP

Matthew Curtin, Dechert LLP

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